EXHIBIT 12

JOHNSON & JOHNSON AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
(Dollars in Millions)

	Fiscal Year Ended
	December 30,	December 31,	January 1,	January 2,	December 28,
	2007	2006	2006	2005	2003

Determination of Earnings:
Earnings Before Provision for Taxes on Income	$13,283	$14,587	$13,116	$12,331	$9,771
Fixed Charges	397	158	137	272	300

Total Earnings as Defined	$13,680	$14,745	$13,253	$12,603	$10,071

Fixed Charges and Other:
Rents	101	95	83	85	93
Interest Expense Before Capitalization of Interest	426	181	165	323	315

Total Fixed Charges	$527	$276	$248	$408	$408

Ratio of Earnings to Fixed Charges	25.96	53.42	53.44	30.89	24.68

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of earnings before provision for taxes on income and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt discount and an appropriate interest factor on operating leases.